UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Yellowcake Mining Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

985636109
(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /      Rule 13d-1(b)

/X/     Rule 13d-1(c)

/  /      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

NAMES OF REPORTING PERSONS

Strathmore Minerals Corp.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

9,000,000 Common shares

6.

SHARED VOTING POWER

None

7.

SOLE DISPOSITIVE POWER

9,000,000 Common shares

8.

SHARED DISPOSITIVE POWER

None

9.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000 Common shares

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.23%

12.

TYPE OF REPORTING PERSON

CO

Item 1

(a).

Name of Issuer:

Yellowcake Mining Inc.

 (b).

Address of Issuers’ Principal Executive Offices:

720-999 West Broadway,

Vancouver, BC, Canada V5Z 1K5

Item 2.

(a).

Name of Person Filing:

Strathmore Minerals Corp.

(b).

Address of Principal Business Office

700 – 1620 Dickson Avenue,

Kelowna, British Columbia, Canada  V1Y 9Y2

(c).

Citizenship

British Columbia, Canada

(d)

Title of Class of Securities

Common Shares $0.001 par value

(e)

CUSIP Number

985636109

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

/  /

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

/  /

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

/  /

Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)

/  /

Investment company registered under Section 8 of the Investment Company Act.

(e)

/  /

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)

/  /

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)

/  /

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)

/  /

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)

/  /

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)

/  /

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership

(a)

Amount beneficially owned:

Strathmore Minerals (the “Company”), through its wholly-owned subsidiary Juniper Ridge LLC, owns 9,000,000 common shares of Yellowcake Mining (the “Issuer”). The shares were received on December 31, 2007. The Company received these shares at no cost and were issued to the Company in exchange for an option granted on one of its mineral properties.

(b)

Percent of Class:

Based on 55,451,425 shares of common stock issued and outstanding as reported in the Issuer’s Annual Report on 10-K filed with the Securities and Exchange Commission on October 29, 2009. As of the date hereof, the Reporting Person beneficially owns 16.23% of the outstanding shares of Common Stock.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Strathmore Minerals Corp.

9,000,000

(ii)

Shared power to vote or to direct the vote

N/A

(iii)

Sole power to dispose or to direct the disposition of

Strathmore Minerals Corp.

9,000,000

(iv)

Shared power to vote or to direct the vote

N/A

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  /  /.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.

Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.

Identification and Classification of Members of the Group

Not applicable

Item 9.

Notice of Dissolution of Group

Not applicable

Item 10.

Certifications

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

January 4, 2010

By:

/s/  Patrick Groening

Patrick Groening,

Chief Financial Officer

Strathmore Minerals Corp.